Exhibit 99.2

Psyence BioMed Strengthens Strategic Partnership with PsyLabs Through

USD $3,500,000 Follow-On Investment

NEW YORK, November 3, 2025 – Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence BioMed” or the “Company”), a biopharmaceutical company advancing nature-derived psilocybin and Ibogaine therapies for unmet mental health needs, today announced it has made a USD$3,500,000 follow-on investment in PsyLabs, a leading producer of purified psychedelic active pharmaceutical ingredients (APIs).

This investment solidifies PsyLabs’ position as a primary supplier of high-quality, GMP-grade psychedelic compounds, including psilocybin and ibogaine, for Psyence BioMed’s clinical research programs. The enhanced collaboration ensures Psyence BioMed continues to have access to an ethical, sustainable, and reliable supply of premium psychedelic compounds to advance its clinical pipeline. This investment made on August 15th, 2025, follows-on from the previously made USD$500,000 investment in PsyLabs in April 2025.

“We are committed to advancing nature-derived psychedelics and building a responsible, global supply chain,” said Psyence BioMed Chief Executive Officer, Jody Aufrichtig. “This new investment is a deliberate step toward building a fully integrated company – from cultivation to clinical development. This strategic approach not only secures access to the highest quality compounds for our trials but also creates long-term value for our investors by ensuring sustainability, scalability, and competitive differentiation in a rapidly evolving market,” added Aufrichtig.

PsyLabs’ state-of-the-art facility in Southern Africa utilizes the region’s rich botanical heritage to produce psychedelic compounds under strict ethical and sustainable practices. Psyence BioMed is the first publicly listed company with a dedicated investment in Southern African psychedelic production, underscoring the Company’s commitment to accessing regional expertise while advancing global psychedelic research.

“This continued investment from Psyence BioMed is a testament to the strength of our partnership and the quality of our products,” said Tony Budden, CEO of PsyLabs. “We are proud to support Psyence BioMed’s pioneering clinical work with our premium, sustainably produced compounds.”

With this expanded partnership, Psyence BioMed strengthens its leadership position in the emerging psychedelic therapeutics sector, advancing both near-term clinical development and long-term commercial opportunities.

Certain executives, including the Chief Executive Officer, the Chief Financial Officer and the General Counsel, and an independent director, of Psyence BioMed, provide consulting services to PsyLabs in exchange for consulting fees. Such individuals own less than 5% of the outstanding shares of PsyLabs in the aggregate. Certain of these individuals are also members of the board of directors of a wholly owned subsidiary of PsyLabs.

About Psyence BioMed

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in psychedelic-based therapeutics. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin and ibogaine-based psychedelic medicine to be listed on Nasdaq. We are dedicated to addressing unmet mental health needs, particularly in palliative care. The name ‘Psyence’ merges ‘psychedelics’ and ‘science,’ reflecting the company’s commitment to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders.

Learn more at www.psyencebiomed.com and on LinkedIn.

About PsyLabs

PsyLabs is a psychedelic Active Pharmaceutical Ingredient (API) development company, federally licensed to cultivate, extract, and export psilocybin mushrooms and other psychedelic compounds including psilocin, mescaline, ibogaine, and dimethyltryptamine (DMT) to legal medical and research markets. The company has successfully exported psilocybin products to Canada, the UK, Portugal, and Slovenia, and supplies purified extracts to its UK-based CMO partner.

PsyLabs operates from an ISO 22000-certified facility audited by the British Standards Institution, ensuring the highest standards of safety and traceability. With a focus on natural compound purification, regulatory support, and global distribution, PsyLabs is expanding its product pipeline to include ibogaine and other next-generation psychedelics.

www.psylabs.life

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Phone: +1 416-477-1708

Investor Contact:

Michael Kydd

Investor Relations Advisor

michael@psyencebiomed.com

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations, and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the advancement of the Company's clinical pipeline and the creation of long-term shareholder value. These forward-looking statements are based on a number of assumptions, including the assumption that all parties involved in the ibogaine supply chain will retain such valid permits and licenses as may be required to carry out their activities and that the demand for psychedelic-containing products and related therapy will continue to increase. There can be no assurance that the Company will continue to maintain compliance with Nasdaq’s continued listing requirements. There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, among others: (i) delays in the execution of the Company's drug development and clinical trial pipeline; (ii) the ability of Psyence BioMed to maintain the listing of its common shares and warrants on Nasdaq; (iii) volatility in the price of the securities of Psyence BioMed due to a variety of factors, including the recent share consolidation, changes in the competitive and highly regulated industries in which Psyence BioMed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence BioMed’s business and changes in Psyence BioMed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final prospectus (File No. 333-298285) filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2025 and other documents filed by Psyence BioMed from time to time with the SEC.

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence BioMed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by authorized clinical research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

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